UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 26, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED - FURTHER UPDATE ON
SEARCH FOR MISSING MINER AT OBUASI GOLD MINE AND IMPACT OF THE
SUSPENSION OF UNDERGROUND MINING ACTIVITIES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or “Company”)

NEWS RELEASE

AngloGold Ashanti’s Further Update on Search for Missing Miner at Obuasi Gold Mine
and Impact of the Suspension of Underground Mining Activities

(PRESS RELEASE) -- AngloGold Ashanti confirms that the search for a miner, missing after a fall-of-ground incident a week ago at the Obuasi Gold mine in Ghana, is ongoing as mine rescue teams continue to work carefully in difficult geotechnical conditions underground. Our thoughts are with our missing colleague and his family, who are receiving support from us at this difficult time.

All underground mining activities at the Obuasi Gold Mine were voluntarily suspended after the incident on 18 May 2021 and remain so at this time. The Company will continue to work closely with local authorities throughout this process.

Early indications are that this geotechnical incident was likely caused by the failure of a horizontal, or sill pillar, in one of the mine’s smaller mining stopes. A thorough investigation into the event has been initiated.

The Company will also undertake an in-depth area-by-area assessment of the mine design, mine schedule and ground management plans, before progressively releasing mining areas for a phased resumption in production.

“Our top priorities right now are the search for our missing colleague and to provide support to his family,” Interim Chief Executive Officer Christine Ramon said.

Impact on 2021 Production

At the beginning of 2021, Obuasi’s estimated contribution to 2021 guidance 1 was production of 300,000oz to 350,000oz, at an estimated total cash cost of $660/oz to $710/oz, and an estimated all-in sustaining cost of $950/oz to $1,050/oz. The mine produced 46,000oz in the first quarter of 2021 at a total cash cost of $968/oz and an all-in sustaining cost of $1,234/oz.
Production thus far in the second quarter, from 1 April 2021 to the suspension of underground mining activities on 18 May 2021, was 34,000oz.

The current suspension, investigation and review of future mining fronts will result in a delay to the ramp-up of production at the Obuasi Gold Mine and reduced production in 2021 for the
Obuasi Gold Mine and, consequently, the Company. Infrastructure refurbishment and construction linked to Phase 2 of the redevelopment project are continuing, while underground development activities will recommence once they have been cleared as safe.

As the investigation progresses and the assessment of working places advances, we will provide additional detail on the estimated impact on this year’s production and ramp-up of the
Obuasi Gold Mine. In the meantime, in light of the above operational interruption at the Obuasi
Gold Mine, we are suspending our production and cost guidance for 2021 as it relates to
Obuasi.

The Company will host a market call at 16h00, Johannesburg time, today, Wednesday
26 May 2021.

Pre-register for the conference call:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=
2217351&linkSecurityString=3a0fbd3b3

Webcast:
https://www.corpcam.com/AngloGold/AGA26052021.htm

About Obuasi

Obuasi Gold Mine is one of the world’s largest gold ore bodies, with 29.5Moz of Mineral
Resource, at an average grade of 7.64 grams per tonne and 8.7Moz of Ore Reserve at an average grade of 8.6 grams per tonne.

Obuasi, an underground operation, mining to a depth of 1,500m, is in the Ashanti region, approximately 60km south of Kumasi. The mine currently employs 850 staff and 3,360 contractors, with about 97.5% of all positions filled by Ghanaians.

Obuasi was in limited operations in 2015, and on care and maintenance from 2016 to the start of its redevelopment in mid-2018, following the receipt of the requisite approvals from the
Government of Ghana. The first face blast took place in February 2019 with first gold poured in December 2019.

Phase 1 of the redevelopment project was completed by end September 2020 and began commercial production on 1 October 2020. Phase 1 and 2, construction and mine development, was 97% complete at the end of the first quarter of 2021, with the production ramp up in progress.

The Company has an active youth apprenticeship programme, with graduated 55 young artisans last year and another 80 enrolled in 2021. In addition, 13 people are currently enrolled in its graduate trainee programme. AngloGold Ashanti facilitated the opening in 2019 of the
Obuasi campus of Ghana’s renowned Kwame Nkrumah University of Science and Technology
(KNUST), through the provision of campus buildings and accommodation for staff and students. The satellite campus now has 1,000 students enrolled in a number of Bachelor of
Science courses.

Local businesses are prioritised in Obuasi’s supply chain, with more than 80% of the total investment in the mine’s redevelopment spent in Ghana, split evenly between wholly
Ghanaian owed businesses and multinationals registered in Ghana. The support of local businesses is a key strategic objective for the Company, and 100 small and medium sized businesses have been trained and certified through the Company’s Enterprise Development
Programme.

AngloGold Ashanti’s malaria control programme in the Obuasi area is one of the continent’s most successful public health initiatives, with a 90% reduction in malaria cases since the intervention started in 2005. We work with the Global Fund on this malaria programme, extending to 16 districts in Ghana, protecting more than one million people. This has led to a significant drop in related school as well as work absenteeism and creates more than 1,300 seasonal community jobs each year.

The mine has played a key role in the fight against COVID-19 in the Obuasi area, providing healthcare facilities for the community as well as personal protective equipment, sanitiser, handwashing facilities and public education to help contain the virus outbreak.

ENDS

Johannesburg
26 May 2021
Contacts
Media
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
Chris Nthite
+27 83 301 2481
cnthite@anglogoldashanti.com
Investors
Yatish Chowthee +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 82 821 5322
fmgidi@anglogoldashanti.com

1
Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and
Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory.
Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (except as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk
Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects. However, the Board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision on, delay in, or other discontinuation of those projects may have a material adverse impact on our indicative outlook.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions,

the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics
(including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These
factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-
GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 26, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary